Peace Arch Entertainment Group Inc.

Quarterly Consolidated Financial Statements

February 28, 2007

(in thousands of Canadian dollars)

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	February 28 2007 $ (unaudited)	August 31 2006 $ (audited)
Assets

Cash and cash equivalents	5,542	1,216

Accounts and other receivables (note 4)	37,581	21,471

Inventory	2,249	1,830

Investment in film and television programming (note 5)	47,713	29,174

Prepaid expenses and deposits	434	370

Property and equipment (note 6)	944	571

Intangible assets (note 7)	3,479	1,875

Deferred costs (note 8)	355	511

Goodwill (note 10)	7,468	5,252

Restricted term deposits (note 16)	23,805	21,272

	129,570	83,542

Liabilities

Bank credit facility (note 11)	2,050	1,811

Term loan (note 12)	3,212	-

Production loans (note 13)	45,387	29,762

Accounts payable and accrued liabilities (note 14)	27,043	11,384

Deferred revenue	5,388	799

Future income tax liability	764	883

Revenue guarantee obligation (note 16)	23,805	21,272

	107,649	65,911

Shareholders’ Equity

Capital stock (note 17)	23,914	21,760

Contributed surplus (note 18)	3,081	2,864

Warrants (note 19)	808	1,010

Other paid-in capital	680	680

Deficit	(6,562)	(8,683)

	21,921	17,631

	129,570	83,542

Nature of operations and going concern (note 1)

Commitments and contingencies (note 24)

Approved by the Board of Directors

                                    Director                                                       Director

Gary Howsam                                                                    Mara Di Pasquale

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended February 28		Six Months Ended February 28
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)

Revenue	20,276	3,661	31,606	4,570

Expenses
Amortization of investment in film and television programming, and other production costs	11,073	934	15,471	1,766
Home entertainment direct costs	4,247	1,420	8,496	1,420
Selling, general and administrative	2,630	1,559	4,520	2,579
Other amortization	199	182	323	202

	18,149	4,095	28,810	5,967

Earnings (loss) from operations before the undernoted	2,127	(434)	2,796	(1,397)

Interest income	407	244	667	496
Interest expense (note 20)	(959)	(658)	(1,536)	(1,088)
Gain on sale of asset	-	10	-	43
Foreign exchange gain (loss)	(348)	97	(665)	506
Legal settlement (note 15)	957	-	957	-
Loss on settlement of obligations (note 17(a)(iii))	-	-	(13)	-

Earnings (loss) before income taxes	2,184	(741)	2,206	(1,440)

Income tax recovery	55	-	119	-

Net earnings (loss) for the period	2,239	(741)	2,325	(1,440)

Net earnings (loss) per common share (note 21)
Basic	0.07	(0.04)	0.07	(0.07)

Diluted	0.06	(0.04)	0.06	(0.07)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(expressed in thousands of Canadian dollars)

	Three Months Ended February 28		Six Months Ended February 28
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)

Deficit – Beginning of period	(8,697)	(5,013)	(8,683)	(4,255)

Preference share dividends	(104)	(76)	(204)	(135)
Net earnings (loss) for the period	2,239	(741)	2,325	(1,440)

Deficit – End of period	(6,562)	(5,830)	(6,562)	(5,830)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Three Months Ended February 28		Six Months Ended February 28
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)

Cash flows from operating activities
Net earnings (loss) for the period	2,239	(741)	2,325	(1,440)
Items not affecting cash
Amortization of film and television programming (note 5)	8,992	637	11,366	1,176
Income tax recovery	(55)	-	(119)	-
Other amortization	199	182	323	202
Stock-based compensation and warrant costs	187	187	306	243
Loss on settlement of obligations	-	-	13	-
Gain on sale of asset	-	(10)	-	(43)
Investment in film and television programming	(11,209)	(5,952)	(21,304)	(10,455)
Changes in non-cash operating working capital (note 22)	(2,195)	829	2,184	2,706

	(1,842)	(4,868)	(4,906)	(7,611)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired	-	(3,176)	-	(3,176)
Acquisition of Castle Hill Productions Inc. and Dream LLC, net of bank indebtedness acquired (note 9)	(9,150)	-	(9,652)	-
Property and equipment purchases	(367)	(95)	(415)	(127)

	(9,517)	(3,271)	(10,067)	(3,303)

Cash flows from financing activities
Bank credit facility	517	-	239	-
Issuance of term loan (note 12)	3,212	3,500	3,212	3,500
Issuance of preference shares on exercise of warrants	-	827	277	827
Payment of preference share dividends	-	(76)	-	(135)
Issuance of common shares upon exercise of stock options	22	-	22	-
Issuance of common shares on exercise of warrants	156	-	279	-
Deferred financing costs	(355)	(416)	(355)	(416)
Production loans	23,884	6,638	38,999	13,076
Repayment of production loans	(14,185)	(2,154)	(23,374)	(6,667)

	13,251	8,319	19,299	10,185

Increase (decrease) in cash and cash equivalents	1,892	180	4,326	(729)

Cash and cash equivalents – Beginning of period	3,650	519	1,216	1,428

Cash and cash equivalents – End of period	5,542	699	5,542	699

Supplemental cash flow information
Interest paid	866	261	1,496	838

Non-cash transactions (note 23)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and New York, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the Company) creates, develops, produces and distributes film, television and video programming for worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term to fund its continuing operations and meet its obligations as they come due.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant accounting policies

a)

Basis of presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities for which the Company is the primary beneficiary.  All material intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company’s audited financial statements for the year ended August 31, 2006.

b)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

c)

Operating cycle

As the Company’s principal activity is the development, production and distribution of films and television programming for which the normal operating cycle exceeds one year, the Company maintains a non-classified balance sheet.

Consolidation of Variable Interest Entities

In evaluating its arrangements with the independent production entities for the acquisition of its distribution rights and all other arrangements with variable interest entities which have been identified, the Company has determined that it is exposed to greater than 50% of the expected losses or a majority of the expected returns in arrangements with two independent productions and therefore is considered the primary beneficiary of these entities. As a result, the Company consolidated during a prior period the assets, liabilities and operating results of PA Heartstopper Films Inc. and PA Warterra Films Inc. as indicated in the following table:

Total VIE Balances $

Cash	(5)
Accounts and other receivables	1,226
Investment in film and television programming	995
Production loans	(1,849)
Accounts payable and accrued liabilities	(367)

The Company has determined that its rights to the remaining acquired film properties do not expose the Company to the majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees to the various production entities is $9,614,000.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Accounts and other receivables

	February 28 2007 $	August 31 2006 $

Trade receivables	29,467	16,322
Tax credits receivable	4,064	5,149
Note receivable from Canadian limited partnership	4,050	-

	37,581	21,471

At February 28, 2007, $4,033,000 (August 31, 2006 - $4,464,000) of the trade receivables and tax credit receivables are cross-collateralized against various financial institution production loans of $8,265,000 (August 31, 2006 - $7,763,000).

Tax credits receivable are Canadian federal and provincial government refundable tax credits and New York State tax credits. Management records a tax credit receivable when there is reasonable assurance that the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.

The note receivable from Canadian limited partnership is in respect of a film to which the Company has acquired certain distribution rights and for which the Canadian limited partnership has provided financing to the production company for the completion of the film.  The note receivable is due April 1, 2007 and bears interest at the rate of 2.5% per month.  The note receivable is secured by a charge over all the assets of the film’s production company.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The components are as follows:

			February 28 2007			August 31 2006
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	83,059	53,024	30,035	63,484	48,146	15,338
Productions in progress	3,673	-	3,673	5,503	-	5,503
In development	193	-	193	500	-	500
Television programming
Released	16,078	11,280	4,798	8,307	5,023	3,284
Productions in progress	7,795	-	7,795	3,401	-	3,401
In development	159	-	159	150	-	150
Home Entertainment	1,291	231	1,060	998	-	998

	112,248	64,535	47,713	82,343	53,169	29,174

Property and equipment

			February 28 2007			August 31 2006
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	750	165	585	422	124	298
Production equipment	290	86	204	286	63	223
Leasehold improvements	207	52	155	92	42	50

	1,247	303	944	800	229	571

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisitions of kaBOOM! Entertainment Inc., Castle Hill Productions Inc. and Dream LLC.

	February 28, 2007			August 31, 2006
	Estimated fair value $	Accumulated amortization $	Net Book value $	Estimated fair value $	Accumulated amortization $	Net Book value $

Brand	300	68	232	300	38	262
Customer relationships	3,537	398	3,139	1,800	187	1,613
Other	116	8	108	-	-	-

	3,953	474	3,479	2,100	225	1,875

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Amortization of intangible assets totalling $249,000 (2006 - $45,000) for the six months ended February 28, 2007, is included in other amortization.  Intangible assets represents the fair value of kaBOOM! Entertainment Inc.’s brand and customer relationship acquired and Castle Hill Production Inc. and Dream LLC’s customer relationship and other intangible assets acquired.  The customer relationships, brand and other intangible assets are amortized on a straight-line basis over a period of six, five and three years respectively.

Deferred costs

a)

Deferred financing costs

Deferred financing costs of $381,000 (August 31, 2006 - $nil) represent costs associated with establishing the term loan as described in note 12.  Amortization of deferred financing costs of $26,000 (2006 - $nil) for the six months ended February 28, 2007 is included in interest expense.  The deferred financing costs are amortized over the term of the loan, which matures on December 31, 2010.

(b)

Deferred acquisition costs

As at August 31, 2006, the Company had incurred $511,000 in costs directly associated with the acquisition of Castle Hill Productions Inc. and Dream LLC. As at February 28, 2007, these costs and any   incremental direct costs of acquisition were included in the purchase cost of the acquisition (note 9).

Business Acquisition

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC (Castle Hill/Dream), which holds, among other things, the rights to a library of films.  The cost of the purchase was $11,140,000 consisting of cash consideration of $8,969,000 paid at the time of closing, 1,120,419 common shares of the Company valued at $1,158,000 and direct costs of the acquisition of $1,013,000.  The fair value of the Common Shares issued of $1.03 (US$0.89) per share was determined based on the date that the agreement was reached.

The cash component of the transaction was financed by (i) a term loan of $3,212,000 (US$2,746,000) from a financial institution as described in note 12, (ii) two increased existing loan facilities from a second financial institution totalling $5,363,000 (US$4,600,000) as described in note 13(b), secured by the Company’s accounts receivables; and (iii) from the Company’s working capital.

In conjunction with the provision of loans described in the preceding paragraph, the Company incurred aggregate financing costs of $381,000.  The costs are included in deferred costs (note 8(a)) on the consolidated balance sheet and are amortized over the term of the loan, which matures December 31, 2010.

The acquisition of Castle Hill/Dream has been accounted for by the purchase method and the results of operations of Castle Hill/Dream have been in included since December 21, 2006.  The preliminary cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of purchase over the estimated fair values of net assets acquired.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Amount $
Accounts receivable	3,479
Investment in film and television	8,601
Property and equipment	32
Customer relationships	1,737
Other intangibles	116
Prepaid expenses	23
Goodwill (note 10)	2,216
Bank indebtedness	(181)
Accounts payable and accrued liabilities	(2,087)
Deferred revenue	(2,796)
Total consideration	11,140

The preliminary allocation of the purchase price is subject to revision as more detailed analysis of the fair values of the assets and liabilities are computed.

Goodwill

	February 28 2007 $	August 31 2006 $

kaBOOM! Entertainment Inc.	5,252	5,252
Castle Hill Productions Inc. and Dream LLC	2,216	-

	7,468	5,252

Bank credit facility

The Company has a bank credit facility with a Canadian bank to a maximum amount of $3,000,000. The credit facility bears interest at the prime rate of interest plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At February 28, 2007, there was $950,000 (August 31, 2006 -$689,000) available under the facility.

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Term loan

In connection with the acquisition of Castle Hill Productions Inc. and Dream LLC (note 9), the Company entered into an agreement with a financial institution to borrow $3,212,000 (US$2,746,000).  The loan bears   interest at the Canadian Imperial Bank of Commerce’s US base rate. The term loan is due to be repaid and reduced to US$1,533,000 by December 31, 2007; to US$833,000 by December 31, 2008; to US$233,000 by December 31, 2009 and repaid in full by December 31, 2010.

The loan is secured by a general assignment of certain of the Company’s subsidiaries’ assets, a guarantee from the Company and certain of its subsidiaries, and a pledge of shares of Castle Hill Productions Inc. and Dream LLC.

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Production loans comprise the following:

	February 28 2007 $	August 31 2006 $

Bank and other financial institution loans (a)	27,766	20,827
Bank facility for business acquisition (b)	5,363	-
Interim bridging loans (c)	9,003	5,577
Loan from a related party (d)	2,863	2,839
Vendor financing arrangement (e)	392	519

	45,387	29,762

a)

Bank and other financial institution loans

The Company borrows from banks and other financial institutions to finance the costs of film production and film distribution rights. Repayments may be solely due from cash flows, as they are received, derived from the revenue of each film or sometimes across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collaterized across a number of films.

Of the loans outstanding, $22,589,000 (US$19,310,000) (August 31, 2006 - $11,648,000 (US$10,538,000)) is denominated in United States dollars. Loans from banks bear interest at rates ranging from the particular bank’s United States dollar base rate plus 1.5% to plus 3.25%. The Company has several loans outstanding from other institutions which bear interest at the rate of LIBOR plus 0.75 % to plus 3.25% and a loan of US$250,000 which bears interest at the rate of 11.0% per annum. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate minus 0.5% to plus 2%. As at February 28, 2007, the weighted average interest rate of the loans outstanding was 5.26% (August 31, 2006 – 6.26%).

During the six months ended February 28, 2007, several loans totalling $1,531,000 (August 31, 2006 – $3,416,000) became due and payable and terms were extended by negotiation until July 31, 2007.

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Historically, the Company undertook many of its film productions in conjunction with producers outside of Canada. The Company’s related production subsidiary is contingently liable for certain debts of the co-producer in the event of a default. Additional details are provided in note 24(a).

b)

Bank facility for business acquisition

In connection with the acquisition of Castle Hill/Dream (note 9), the Company entered into agreements with a financial institution to borrow $5,363,000 for the purpose of completing the financing of the purchase price.  The loans are secured by existing and future receivables of certain films.

c)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to finalizing the financing for a film. Of the loans outstanding, $2,985,000 (US$2,551,000) (August 31, 2006 - $5,256,000 (US$4,755,000)) is denominated in United States dollars. These interim bridge loans are repaid at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. The loans bear interest at a rate of 18% to 30% per annum. As at February 28, 2007, the weighted average interest rate of the loans outstanding was 22.10% (August 31, 2006 – 20.96%).

d)

Loan from a related party

During the year ended August 31, 2006, the Company entered into an agreement with a company controlled by a director and a member of the Company’s senior management to loan the Company $2,740,000.  This loan bears interest at the rate of 18% per annum.  The loan is secured by the Company’s unencumbered entitlement to tax credits receivable and by guarantees provided by certain unrelated production companies.  The unrelated production companies’ guarantees are limited to each production company’s unencumbered entitlement to its tax credit receivables. The loan is due on December 1, 2007.

e)

Vendor financing arrangement

One of the Company’s subsidiaries received an interest free loan from a provider of DVD replication services, pursuant to the trading arrangement with that service provider. The loan is secured by a general security over the assets of that subsidiary. The loan is repaid by periodic payments calculated to be in proportion with the volume of DVD’s replicated by the service provider. Any unpaid balance of the loan is due on February 22, 2009.

f)

Financing arrangements with a Limited Partnership

The Company has entered into financing arrangements with a Canadian limited partnership which provides security for bank loans provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs. The limited partnership guarantee is secured by certain distribution rights relating to each project and in certain instances cross-collateralized against multiple titles. In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Accounts payable and accrued liabilities

	February 28 2007 $	August 31 2006 $

Trade accounts payable	9,331	4,354
Production related payables	13,605	3,529
Distribution liabilities	2,125	2,502
Royalties payable	1,982	999

	27,043	11,384

Legal settlement

On October 2, 2001, the Company initiated an action in British Columbia Supreme Court against a co-financier in a television series for damages from the co-financier's failure to honour a contract for its share of the financing of the television series. On December 21, 2006, the parties met with an arbitrator and negotiated a settlement of the Company's claim against the co-financier. On January 16, 2007, the settlement amount, less legal costs, was received by the Company.

Film financing transaction

Pursuant to a film financing arrangement, the Company is obligated to pay a revenue guarantee in the amount of $24,291,000 (£11,567,000) in April 2009.

As security for the full value of the obligation due in 2009, the Company was required to place on deposit with a financial institution the amount of $21,339,000 (£9,034,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit, as well as the interest earned thereon, are restricted for use as security for the guarantee and cannot be used for any other purpose. At February 28, 2007, the amount of the deposit was $23,805,000 (August 31, 2006 - $21,272,000). This deposit is included in restricted term deposits. The Company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation is accreted over the term to maturity at the effective interest rate of 5%.

During the period ended February 28, 2007, interest income and interest expense of $558,000 (2006 -$495,000) was included in the results of operations.

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value

Unlimited Preference Shares, issuable in series without par value

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Share pays a 10% cumulative dividend on a quarterly basis.

The Company may at its option, at any time after July 29, 2009 redeem any or all outstanding Series I Preference Shares at an exercise price of US$0.46 per share and any or all outstanding Series II Preference Shares at an exercise price of US$0.50 per share.

(i)

On September 1, 2006, the Company returned 121,000 shares to treasury from escrow, the balance of shares originally reserved for issuance to Comerica Bank of California as per their conversion agreement.

(ii)

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of $277,000 (US$250,000).

(iii)

On October 24, 2006, the Company issued 71,318 Common Shares in settlement of $71,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $84,000 and therefore the Company recorded a loss on settlement of the dividends of $13,000.

(iv)

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $123,000 (US$108,000).  A balance of $84,000 representing a portion of the value associated with warrants was transferred from warrants.

(v)

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC (note 9), which in part consisted of the issuance of 1,120,419 Common Shares of the Company valued at $1,158,000.  The fair value per Common Share of $1.03 (US$0.89) was determined based on the date that the agreement was reached.

(vi)

On January 12, 2007, the Company issued 39,907 Common Shares in settlement of $43,000 of dividends payable to certain preferred shareholders. The value of shares issued to settle the liability was $43,000.  The Company recorded no gain or loss on settlement.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

(vii)

During the six months ended February 28, 2007, the Company issued 34,999 Common Shares for gross cash proceeds of $22,000 in connection with employee stock options that had been exercised.  A balance of $11,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

(viii)

In January, 2007, 245,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $156,000 (US$132,000).  A balance of $116,000 representing a portion of the value associated with warrants was transferred from warrants.

Issued

		Common	Preferred – Series I		Preferred – Series II
	Number of shares	Amount $	Number of shares	Amount $	Number of shares	Amount $	Total amount $

Balance – August 31, 2006	30,964,977	18,164	4,347,827	1,656	2,661,929	1,940	21,760

Issued for cash on exercise of Series II Preference Warrants (note 17(a)(ii))	-	-	-	-	500,000	277	277
Transfer of warrant fair value on exercise of Series II Preference warrants (note 19)	-	-	-	-	-	80	80
Issued for settlement of dividends payable (note 17(a)(iii)(vi))	111,225	127	-	-	-	-	127
Issued for cash on exercise of common share warrants (note 17(a)(iv))(viii))	445,000	279	-	-	-	-	279
Transfer of warrant fair value on exercise of common share purchase warrant (note 19)	-	200	-	-	-	-	200
Issued for Castle Hill/Dream acquisition (note 17(a)(v))	1,120,419	1,158	-	-	-	-	1,158
Issuance for cash on exercise of stock options (note 17(a)(vii))	34,999	33	-	-	-	-	33

Balance – February 28, 2007	32,676,620	19,961	4,347,827	1,656	3,161,929	2,297	23,914
Shares held in escrow	343,689	351	-	-	-	-	351
Returned to treasury from escrow (note 17(a)(i)	(121,000)	(123)	-	-	-	-	(123)
Shares held in escrow	222,689	228	-	-	-	-	228

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Stock options

In 1997, the Company adopted a stock option plan (the Plan) which was approved by the Company’s shareholders on January 28, 1998 pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001, January 20, 2003, and February 2006, the Company’s shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 6,217,466 common shares of the Company. Stock options are granted with an exercise price in Canadian dollars equal to the stock’s fair market value at the date of grant. All stock options have terms between one and three years and vest and become fully exercisable immediately or after up to 37 months. The Company intends to issue new shares for any stock options exercised.

The following table summarizes information about stock options outstanding as at February 28, 2007:

		Options outstanding
Expiry date	Exercise price per share $	Common	Weighted average remaining contractual life (years)

December 1, 2008	0.47	125,000	1.8
January 23, 2009	0.48	150,000	1.9
July 1, 2008	0.52	300,000	1.3
July 28, 2008	0.52	100,000	1.4
October 12, 2008	0.58	218,667	1.7
March 1, 20009	0.62	15,000	2.0
February 1, 2010	0.63	240,000	3.0
August 31, 2009	0.63	602,501	2.5
February 25, 2008	0.65	627,500	1.0
September 1, 2008	0.73	100,000	1.6
June 12, 2010	0.95	50,000	3.3
November 3, 2010	0.95	10,000	3.8
October 6, 2010	0.96	20,000	3.7
November 21, 2010	1.09	5,000	3.8
November 14, 2009	1.21	225,000	2.8
May 15, 2009	1.31	75,000	2.3
August 31, 2010	1.40	50,000	2.3
September 1, 2010	1.43	30,000	3.6
January 12, 2010	1.43	150,000	2.8
July 10, 2010	1.56	5,000	3.4

		3,098,668	2.01

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The following table summarizes information about stock option transactions:

	Number of shares	Weighted average exercise price $

Balance – August 31, 2006	2,908,667	0.68

Granted	510,000	1.23
Exercised	(34,999)	(0.64)
Expired	-	-
Forfeited	(285,000)	(1.11)

Balance – February 28, 2007	3,098,668	0.73

The weighted average fair value of options granted for the six months was $0.70 (August 31, 2006 - $0.39).  The intrinsic value of stock options exercised was $1.08 (August 31, 2006 - $0.90).

At February 28, 2007, a total of 1,945,888 (August 31, 2006 – 1,517,215) options were exercisable at a weighted average exercise price of $0.68 (August 31, 2006 - $0.69).  The intrinsic value of the exercisable options was $0.69 (August 31, 2006 - $0.40) and a weighted average contractual term of 1.8 years (August 31, 2006 – 2.08 years).

As at February 28, 2007, the Company had total compensation costs related to non-vested awards not yet recognized of $219,000 (August 31, 2006 - $225,000) with a weighted average period of 2.5 years (August 31, 2006 – 2.6 years).

c)

Stock-based compensation to employees

The Company has recorded stock based compensation expense for the stock options granted to employees in the amount of $228,000 in the six months ended February 28, 2007 (2006 - $243,000) and is included in selling, general and administrative expenses. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted:

	February 28 2007	February 28 2006

Volatility (based on historical volatility)	97 to 110%	97 to 104%
Risk-free interest rate	3.40 to 4.00%	3.40 to 4.00%
Expected life	0.5 to 3.0 years	0.5 to 3.0 years

Historically, no dividends have been paid on common shares and none have been assumed.

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Contributed surplus

a)

The Company issued stock options to employees during the six months ended February 28, 2007 as compensation. The Company has recognized $228,000 (2006 - $243,000) (note 17(c)) as expense and contributed surplus.

Amount $

Balance – August 31, 2006	2,864

Stock based compensation expense	228
Stock options exercised	(11)

Balance – February 28, 2007	3,081

Warrants

Series II Preferred Share Purchase Warrants

During the year ended 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants was $693,000.

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any   time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of $277,000 (US$250,000).

An amount of $80,000 (2005 - $nil), representing the value of the Series II Preference Share warrants exercised during the six months ended February 28, 2007 was transferred to the cost of the issued Series II Preference Shares.

Common Share Purchase Warrants

During the year ended 2006, the Company issued 1.5 million Common Share warrants to a firm of marketing and publicity consultants.  1 million warrants vested immediately and 500,000 warrants vest at the end of the arrangement 12 months after the grant date.  Each warrant is convertible into one Common Share of the Company at an exercise price of US$0.54, exercisable until February 7, 2009. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2-3 years, a risk free rate of interest of 4.0% and an expected volatility of between 94.38% and 102.6%.  The Company has recorded stock based compensation expense for the warrants granted to non employees in the amount of $78,000 (2005 - $nil) during the six months ended February 28, 2007 and is included in selling, general and administrative expenses.

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During the year ended 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement completed during the year, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable until June 7, 2010. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk free rate of interest of 4.16% and an expected volatility of 102.6%.

During the six months ended February 28, 2007, 445,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $279,000 (US$240,000).  An amount of $200,000 representing the value of the common share purchase warrants exercised during the six months ended February 28, 2007 was transferred to the cost of the issued Common Shares.

	Common Share Purchase Warrants		Series II Preference Share Purchase Warrants
	Number of Shares	Amount $	Number of Shares	Amount $	Total Amount $

As at August 31, 2006	1,769,000	741	1,685,896	269	1,010
Value recognized	-	78	-	-	78
Converted	(445,000)	(200)	(500,000)	(80)	(280)
As at February 28, 2007	1,324,000	619	1,185,896	189	808

As at February 28, 2007, the following warrants were outstanding to acquire Common Shares and Preferred Shares as indicated in the table below:

		February 28, 2007		August 31, 2006
Expiry date	Exercise price per share	Common	Series II Preferred	Common	Series II Preferred
	$
February 6, 2009	US 0.54	1,055,000	-	1,500,000	-
June 7, 2010	1.21	269,000	-	269,000	-
July 29, 2009	US 0.50	-	1,185,896	-	1,685,896

		1,324,000	1,185,896	1,769,000	1,685,896

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Interest expense

	Three Months Ended February 28		Six Months Ended February 28
Interest expense comprises the following:	2007 $	2006 $	2007 $	2006 $

Bank credit facility	21	-	54	-
Term loan	50	-	50	-
Production loans	556	301	819	480
Deferred financing costs (note 8(a))	26	113	26	113
Film financing transaction (note 16)	303	244	558	495
Other	3	-	29	-

	959	658	1,536	1,088

Interest capitalized to film and television programming costs	559	166	901	210

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Earnings (loss) per common share

(amounts in $ except weighted average number of shares which are expressed in thousands)	Three Months Ended February 28		Six Months Ended February 28
	2007 $	2006 $	2007 $	2006 $
Numerator for basic net earnings (loss) per Common Share

Net earnings (loss)	2,239	(741)	2,325	(1,440)
Less: Preference Share dividends	(104)	(76)	(204)	(135)

Earnings used for basic net earnings (loss) per Common Share	2,135	(817)	2,121	(1,575)

Denominator for basic net earnings (loss) per Common Share
Weighted average number of Common Shares outstanding	32,235	21,905	31,616	21,540

Basic net earnings (loss) per Common Share	0.07	(0.04)	0.07	(0.07)

Numerator for diluted net earnings (loss) per Common Share:
Net earnings (loss) used in computing basic net earnings (loss) per Common Share	2,135	(817)	2,121	(1,575)
Preference Share dividends	104	-	204	-

Denominator for diluted net earnings (loss) per Common Share	2,239	(817)	2,325	(1,575)

Weighted average number of Common Shares	32,235	21,905	31,616	21,540
Series I Preference Shares	2,500	-	2,286	-
Series II Preference Shares	1,762	-	1,622	-
Stock options and warrants	2,412	-	2,299	-
Contingently issuable shares	223	-	223	-

Shares used in computing diluted net earnings (loss) per Common Share	39,132	21,905	38,046	21,540

Diluted net earnings (loss) per Common Share	0.06	(0.04)	0.06	(0.07)

For the three and six months ended February 28, 2006, the effect of potentially dilutive Series I & II Preferred Shares and Series II Preferred Share warrants, contingently issuable shares, stock options and other warrants, were excluded from the calculation of diluted earnings per share, as they are anti-dilutive as, the exercise price is greater than share price, to the basic earnings (loss) per Common Share.

Changes in non-cash operating working capital

	Three Months Ended February 28		Six Months Ended February 28
	2007 $	2006 $	2007 $	2006 $
Accounts and other receivables	(10,376)	371	(12,631)	2,846
Inventory	142	88	(419)	88
Prepaid expenses and deposits	180	(295)	(41)	(264)
Accounts payable and accrued liabilities	7,922	781	13,482	69
Deferred revenue	(63)	(116)	1,793	(33)

	(2,195)	829	2,184	2,706

Non-cash transactions

	Three Months Ended February 28		Six Months Ended February 28
	2007 $	2006 $	2007 $	2006 $
Fair value of warrants attributed to issuance of Series II Preference Shares and Common Shares (note 19)	116	229	280	229
Issuance of Common Shares on settlement of obligations (note 17(a)(iii)(vi))	114	-	127	-
Issuance of Common Shares for purchase of Castle Hill Productions Inc. and Dream LLC (kaBOOM! Entertainment Inc. – 2006) (note 17(a)(v))	1,158	500	1,158	500
Fair value of stock options transferred (note 17(a)(vii))	11	-	11	-
Acquisition payable for purchase of kaBOOM! Entertainment Inc.	-	3,202	-	3,202
Issuance of Common Shares for deferred financing costs	-	300	-	300

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Commitments and contingencies

a)

Loan guarantees

i)

Certain film productions are pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At February 28, 2007, the total amount of such unpaid loans was approximately $203,000 (August 31, 2006 - $223,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

ii)

The Company has entered into financings with a Canadian limited partnership (see note 13(f)) which provides security for bank loans totalling $3,379,000 provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs.  The limited partnership guarantee is secured by the Company by certain distribution rights relating to each project.  In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

b)

Film distribution rights commitment

At February 28, 2007, the Company had commitments of $5,835,000 (August 31, 2006 - $2,229,000) with respect to the acquisition of film distribution rights to 7 films (August 31, 2006 – 10 films), which are expected to be delivered to the Company during the year ended August 31, 2007. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2007.

c)

Legal claims

i)

The Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

d)

Operating lease commitments

The Company is committed to certain operating lease payments for premises. The total annual rental commitments are as follows:

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Lease obligations $
2007	179
2008	585
2009	686
2010	701
2011	707

2,858

e)

New business venture

On November 1, 2006, the Company entered into a binding letter agreement with CSC Global Technologies Inc. (“CSC”). Pursuant to the Agreement, a new company will be created, whereby 51% of the common shares will be owned by the Company and 49% owned by CSC.

Segmented information

The Company reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition, production and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content. The Home Entertainment segment distributes video cassettes, DVD’s and ancillary merchandise in Canada.

Management focuses on and measures the results of operations based on earnings (loss) from operations before the undernoted as presented in the consolidated statement of earnings. Segment earnings (loss) before the undernoted is defined as segment revenues less segment amortization of investment in film and television programming and other production costs and home entertainment direct costs. Selling general and administrative expenses include costs that are not directly attributable to the reportable business segments. These expenses include salaries, professional fees, occupancy expenses and general and administrative costs and are included as corporate activities.

The Home Entertainment segment is impacted by strong sales in the Christmas season during the first and second quarters of the fiscal year.

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Selected information for the Company’s operating segments, net of intercompany amounts, is as follows:

	Three Months Ended February 28		Six Months Ended February 28
	2007 $	2006 $	2007 $	2006 $
Revenue
Motion Picture	6,245	429	10,705	1,239
Television	7,476	703	8,662	802
Home Entertainment	6,555	2,529	12,239	2,529
	20,276	3,661	31,606	4,570

Segment earnings (loss) from operations before the undernoted
Motion Picture	(144)	(1,020)	304	(1,647)
Television	1,723	426	1,811	344
Home Entertainment	1,592	599	2,427	599
Corporate	(1,044)	(439)	(1,746)	(693)
	2,127	(434)	2,796	(1,397)

	February 28 2007 $	August 31 2006 $
Total Assets
Motion Picture	76,491	64,538
Television	37,222	5,598
Home Entertainment	15,857	13,406
	129,570	83,542

Goodwill by reportable business segment as follows:

Motion Picture	2,216	-
Home Entertainment	5,252	5,252
	7,468	5,252

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Revenue by geographic location, based on the location of customers, is as follows:

	Three Months Ended February 28		Six Months Ended February 28

	2007 $	2006 $	2007 $	2006 $
Revenue
Canada	7,832	3,153	15,488	3,300
United States	8,159	140	8,188	140
United Kingdom	601	-	1,836	-
Germany	10	310	10	711
Japan	117	-	737	-
Other foreign	3,557	58	5,347	419

	20,276	3,661	31,606	4,570

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the six months ended February 28, 2007 the Company paid $95,000 (2006 - $95,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

b)

During the six months ended February 28, 2007 the Company incurred interest of $245,000 (2006 - $nil) in respect of a $2,740,000 loan from a company controlled by a director and a member of the Company’s senior management (see note 13(d)). The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. The loan is due on December 1, 2007. The interest is included in interest expense in the statement of earnings.

c)

As at February 28, 2007, included in production loans was $50,000 (August 31, 2006 - $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan is unsecured, due on demand and is interest free.

Other related party transactions and balances have been described elsewhere in these financial statements.

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Subsequent events

Loans from related parties

On March 28, 2007, the Company entered into agreements with a director, a shareholder, and two members of senior management, (or companies controlled by senior management) to loan the Company an aggregate amount of $4,981,000.  The proceeds of the loans are to be used primarily in providing bridge loans for the production of film and television programs as well as for the provision of general working capital.  The transaction costs and interest anticipated to be paid is approximately $200,000.  The loans are secured by a general assignment of the Company’s assets, and are due on May 31, 2007.

United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission (SEC).

The Company has revised its previously issued August 31, 2006 U.S. GAAP financial information to retrospectively account for share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency, as a derivative liability.  Previously, share purchase warrants were accounted for as equity under U.S. GAAP.  As a result of this change in accounting policy, the derivative liability is adjusted to fair value each period, with any resulting gains or losses included in net earnings under U.S. GAAP.  In addition, the reclassification of the Series II Preference Share warrants to a derivative liability resulted in a different allocation of the proceeds received from a private placement between the Series I Preference shares and the Series II Preference Share warrants, which resulted in the reversal of the beneficial conversion feature on the Series II Preference Share warrants.  The Company believes this change is preferable as it is consistent with the changes proposed by the staff to the Financial Accounting Standards Board on accounting for embedded and other derivatives in convertible instruments.  The adjustments to the year ended August 31, 2006 resulted in a reduction of $1,432,000 to shareholders’ equity under U.S. GAAP.

Application of U.S. GAAP

i)

Film financing transaction

During the fiscal year ended August 31, 2004, the Company entered into various film financing arrangements which require repayment of certain amounts in future periods through a revenue guarantee obligation. For Canadian accounting purposes, the Company recognized the difference between the cash received and the obligation to the limited partnership as a reduction in the carrying value of its investment in film and television programming. For U.S. GAAP purposes, the difference would be recorded as a liability and accreted to income over the period for which the obligation remains outstanding. Accordingly, interest expense and amortization of the investment in film and television programming differ between U.S. and Canadian GAAP.

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

Non-employee stock based transaction

During the year ended August 31, 2006, the Company granted 1.5 million Common Share purchase warrants to a firm of marketing and publicity consultants as partial remuneration for services. For Canadian accounting purposes, the Company recognized the grant as an equity instrument.  For U.S. GAAP purposes, the warrants are recorded as a derivative liability with gains or losses arising from the revaluation of the liability fair value being included in the period operating results over the period for which the obligation remains outstanding. Accordingly, gains or losses on the settlement of the obligation differ between U.S. and Canadian GAAP.

iii)

Change in fair value of Series II Preference Share Warrants

During the year ended August 31, 2005, the Company issued 4,347,825 Series II Preference Share warrants in connection with a private placement.  For U.S. GAAP purposes, when a company’s share purchase warrants have an exercise price denominated in a currency other than a company’s functional currency, those share purchase warrants are recorded as a liability and adjusted to fair market value with any resulting gains or losses included in the calculation of net earnings under U.S. GAAP.  For Canadian GAAP purposes share purchase warrants are recorded as equity with no adjustment to fair market value.

iv)

Issuance of derivative instruments

During the year ended August 31, 2005, the Company completed a private placement consisting of 4,347,827 units for gross proceeds of US$2 million.  For U.S. GAAP purposes, the Series II Preference Share warrants were treated as a derivative liability and the Series I Preference Shares as equity.  Upon conversion of the Series II Preference Share warrants the fair value of the amount converted is transferred from a liability to shareholders’ equity.  For Canadian GAAP purposes, share purchase warrants are recorded as equity and there is no impact on shareholders’ equity upon exercise.

The Company allocated the proceeds from the placement between the Series I Preference Shares and the Series II Preferred Share warrants using a residual approach, initially allocating proceeds to the fair value of the liability and the residual to the Series I Preference Shares.  Under Canadian GAAP the proceeds were allocated to the Series II Preference Share warrants and the Series I Preference Shares using a relative fair value approach, therefore resulting in a difference between U.S. and Canadian GAAP.

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Under U.S. GAAP, the net earnings (loss) and earnings (loss) per share figures for the three and six months ended February 28, 2007 and 2006, and the shareholders’ equity as at February 28, 2007 and August 31, 2006 are as follows:

		Net earnings (loss)			Shareholders’ equity
	Three Months Ended February 28		Six Months Ended February 28		February 28	August 31
	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $
						Revised

Net earnings (loss)/shareholders’ equity – Canadian GAAP	2,239	(741)	2,325	(1,440)	21,921	17,631
Benefit realized on film financing transaction (note 28(a)(i))	51	(6)	102	45	(446)	(547)
Non employee stock based compensation (note 28(a)(ii))	(360)	-	(561)	-	(1,027)	(821)
Changes in fair value of Series II Preference Share warrants (note 28(a)(iii))	(327)	-	(413)	-	(1,362)	(949)
Issuance of derivative instruments (note 28(a)(iv))	-	229	-	229	253	(13)

Net earnings (loss)/shareholders’ equity - U.S. GAAP	1,603	(518)	1,453	(1,166)	19,339	15,301

Denominator for basic net earnings (loss) per Common Share
Weighted average number of Common Shares outstanding:	32,235	21,905	31,616	21,540
Basic net earnings (loss) per Common Share under U.S. GAAP	0.05	(0.02)	0.05	(0.05)

Denominator for diluted net earnings per Common Share
Weighted average number of Common Shares outstanding	39,132	21,905	38,046	21,540
Diluted net earnings (loss) per Common Share under U.S. GAAP	0.04	(0.02)	0.04	(0.05)

The denominator is calculated in the same way as under Canadian accounting principles, and the numerator is determined above.

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The following table indicates the changes to the Company shareholders’ equity.

	February 28 2007 $	August 31 2006 $
		Revised

Shareholders’ equity – beginning of period	15,301	6,121
Net earnings (loss) for the period – U.S. GAAP	1,453	(3,957)
Exercise of Series II Preference Share warrants (note 17(a)(ii))	543	2,720
Issuance of Common Shares for cash	-	8,370
Issuance of shares in settlement of obligation	-	231
Issuance of stock options granted (note 17(c))	228	640
Conversion of warrants (note 19)	-	272
Issuance of Common Shares on settlement of debt (note 17(a)(iii)(vi))	127	157
Issuance of Common Shares for acquisition of kaBOOM! Entertainment Inc.	-	800
Issuance of Common Shares for acquisition of Castle Hill Productions Inc. and Dream LLC (note 9)	1,158	-
Exercise of stock options	22	255
Exercise of Common Share purchase warrants	711	-
Dividends declared	(204)	(308)

Shareholders’ equity – end of period	19,339	15,301

a)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	February 28 2007 $	August 31 2006 $

Balance - Beginning of period	259	628

Credited to expenses	-	(369)

Balance - End of period	259	259

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

Consolidated statements of cash flows

The Canadian accounting standard for the preparation of cash flow statements is consistent with the principles for cash flow statements in International Accounting Standard No. 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

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